UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: March 10, 2009

Exhibit Index

Exhibit 99.1 — Amendment No. 1 to the Rights Agreement Exhibit 99.2 — Press Release

Exhibit 99.1
AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT
     Amendment No. 1 dated as of March 9, 2009 (this “Amendment”) to the Rights Agreement, dated as of January 8, 2009 (the “Rights Agreement”), between The9 Limited, a company incorporated with limited liability under the Cayman Islands Companies Law (the “Company”), and The Bank of New York Mellon, a New York banking corporation (in its capacity as the rights agent, the “Rights Agent”). Capitalized terms used herein and not defined shall have the meaning specified in the Rights Agreement.
     WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement;
     WHEREAS, Section 28 (Supplements and Amendments) of the Rights Agreement provides that the Company may in its sole and absolute discretion supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of Rights;
     WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to amend the Rights Agreement as set forth in this Amendment;
     WHEREAS, pursuant to Section 28 of the Rights Agreement an appropriate officer of the Company has delivered a certificate to the Rights Agent (i) stating that this Amendment is in compliance with Section 28 of the Rights Agreement, and (ii) directing the Rights Agent to execute this Amendment; and
     WHEREAS, all acts and things necessary to make this Agreement a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.
     NOW, THEREFORE, in consideration of the promises and mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Company and the Rights Agent hereby agree as follows:
A.     Amendment of Certain Definitions.
1.	The definition of “Purchase Price” in Section 7(b) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“The Purchase Price for each Ordinary Share pursuant to the exercise of a Right shall initially be $19.50, which shall be subject to adjustment from time to time as provided in Section 11 and Section 13 and shall be payable in the lawful money of the United States of America in accordance with paragraph (c) below.”

2.	All references in the Rights Agreement to a purchase price of $14.50 or U.S.$14.50 (whether per Ordinary Share, Right or otherwise) are hereby amended to read “$19.50” or “U.S.$19.50,” as the case may be.

3.	The second sentence of paragraph 6 of Exhibit B of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“For example, at a Purchase Price of $19.50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) would entitle its holder to purchase $39.00 worth of

Ordinary Shares (or other consideration, pursuant to the Rights Agreement) for $19.50. Assuming that the Ordinary Shares had a per share value of $19.50 at such time, the holder of each valid Right would be entitled to purchase two Ordinary Shares for $19.50.”

4.	The definition of “Acquiring Person” in Section 1(a) (Certain Definitions; Interpretation) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, and together with any other Person with whom such Person is Acting in Concert (or any Affiliate or Associate thereof), shall be the Beneficial Owner of securities of the Company constituting a Substantial Block, but shall not include (i) an Exempt Person, (ii) The Bank of New York Mellon, in its capacity as depositary agent, pursuant to the Deposit Agreement, (iii) (x) the EA Existing Holder, unless and until such time as the EA Existing Holder shall become the Beneficial Owner of one or more additional voting securities of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Ordinary Shares in Ordinary Shares or pursuant to a split or subdivision of the outstanding Ordinary Shares), unless (A) upon becoming the Beneficial Owner of such additional voting securities of the Company the EA Existing Holder is not then the Beneficial Owner of more than the Standstill Percentage of the voting securities of the Company then outstanding on a Fully Diluted Basis or (B) the EA Existing Holder is otherwise expressly permitted to become the Beneficial Owner of such additional voting securities pursuant to the provisions of the Shareholders Agreement (the greater of the Standstill Percentage and the Beneficial Ownership of the EA Existing Holder following a transaction described in clause (B) being the “EA Cap”); provided, however, that (1) if the Shareholders Agreement terminates and at the time of such termination the EA Existing Holder is the Beneficial Owner of less than 15% of the voting securities of the Company then outstanding, the EA Existing Holder shall be or become deemed to be an “Acquiring Person” if after such time the EA Existing Holder shall be the Beneficial Owner of 15% or more of the voting securities of the Company then outstanding; and (2) if the Shareholders Agreement terminates and at the time of such termination the EA Existing Holder is the Beneficial Owner of 15% or more of the voting securities of the Company then outstanding, the EA Existing Holder shall be or become deemed to be an “Acquiring Person” if after such time the EA Existing Holder shall become the Beneficial Owner of one or more additional voting securities of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Ordinary Shares in Ordinary Shares or pursuant to a split or subdivision of the outstanding Ordinary Shares) unless upon becoming the Beneficial Owner of such additional voting securities of the Company the EA Existing Holder is not the Beneficial Owner of 15% or more of the voting securities of the Company then outstanding, (y) the Bosma Existing Holder, unless and until such time as the Bosma Existing Holder shall become the Beneficial Owner of 20% (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Ordinary Shares in Ordinary Shares or pursuant to a split or subdivision of the outstanding Ordinary Shares) (the “Bosma Cap”) or more of the voting securities of the Company then outstanding, or (z) the Incsight Existing Holder, for so long as the Incsight Standstill Agreement remains in full force and effect, (iv) any Person who or which, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of a Substantial Block (or, (x) in the case of the EA Existing Holder, for so long as the Shareholders Agreement remains in full force and effect, voting securities of the Company in excess of the EA Cap and (y) in the case of the Bosma Existing Holder, of voting securities of the Company equal to or in excess of the Bosma Cap) solely as a result of a change in the aggregate number of Ordinary Shares or other voting securities of the Company outstanding since the last date on which such Person (including the EA Existing Holder and the Bosma Existing Holder) acquired Beneficial Ownership of any securities of the Company constituting such Substantial Block (or, (x) in the case of the EA Existing Holder, for so long as the Shareholders Agreement remains in full force and effect, in excess of the EA Cap and (y) in the case of the Bosma Existing Holder, equal to or in excess of the Bosma Cap);

provided, however, that if a Person (including the EA Existing Holder and the Bosma Existing Holder) shall become the Beneficial Owner of a Substantial Block (or, (x) in the case of the EA Existing Holder, for so long as the Shareholder Agreement remains in full force and effect, of voting securities of the Company in excess of the EA Cap and (y) in the case of the Bosma Existing Holder, of voting securities of the Company equal to or in excess of the Bosma Cap) solely as a result of a change in the aggregate number of Ordinary Shares and shall, after such change, become the Beneficial Owner of any additional Ordinary Shares of the Company, then such Person (including the EA Existing Holder and the Bosma Existing Holder) shall be deemed to be an Acquiring Person, or (v) any Person (including the EA Existing Holder and the Bosma Existing Holder) who or which, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of a Substantial Block (or, (x) in the case of the EA Existing Holder, for so long as the Shareholder Agreement remains in full force and effect, of voting securities of the Company in excess of the EA Cap and (y) in the case of the Bosma Existing Holder, of voting securities of the Company equal to or in excess of the Bosma Cap), in the good faith belief that such acquisition would not (x) cause such Person (including the EA Existing Holder and the Bosma Existing Holder) and its Affiliates and Associates to become the Beneficial Owner of a Substantial Block (or, (x) in the case of the EA Existing Holder, for so long as the Shareholders Agreement remains in full force and effect, of voting securities of the Company in excess of the EA Cap and (y) in the case of the Bosma Existing Holder, of voting securities of the Company equal to or in excess of the Bosma Cap), and such Person (including the EA Existing Holder and the Bosma Existing Holder) relied in good faith in computing the percentage of its voting power on publicly filed reports or documents of the Company which are inaccurate or out-of-date or (y) otherwise cause a Distribution Date or the adjustment provided for in Section 11 to occur. For purposes of this definition, the determination whether any Person (including the EA Existing Holder and the Bosma Existing Holder) acted in good faith shall be conclusively determined by the Board.
B.     Effect of Amendment. Except as expressly set forth herein, the Rights Agreement shall not by implication or otherwise be supplemented or amended by virtue of this Amendment, but shall remain in full force and effect, as amended hereby. This Amendment shall be construed in accordance with and as part of the Rights Agreement, and all terms, conditions, representations, warranties, covenants and agreements set forth in the Rights Agreement and each other instrument or agreement referred to therein, except as herein amended, are hereby ratified and confirmed. To the extent there is a conflict between the terms and provisions of the Rights Agreement and this Amendment, the terms and provisions of this Amendment shall govern for purposes of the subject matter of this Amendment only.
C.     Waiver of Notice. The Rights Agent and the Company hereby waive notice requirement with respect to each other under the Rights Agreement, if any, pertaining to matters covered by this Amendment.
D.     Severability. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or any other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.
E.     Governing Law. This Amendment shall be deemed to be a contract made under the laws of the state of New York, U.S.A. and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State, except to the extent that mandatory provisions of the laws of the Cayman Islands are applicable.
F.     Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

G.     Descriptive Headings. Descriptive headings appear for convenience only and shall not control or affect the meaning or construction or any of the provisions hereof.
H.     Effective Date of Amendment. This Amendment shall be deemed effective as of the date first written above, as if executed on such date.
[signature page follows]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

THE9 LIMITED
By:	/s/ Xiaowei Chen
	Name:	Xiaowei Chen
	Title:	President

THE BANK OF NEW YORK MELLON
By:	/s/ Joanne F. DiGiovanni
	Name:	Joanne F. DiGiovanni
	Title:	Vice President

[Signature page to Amendment No. 1 to the Rights Agreement]

Exhibit 99.2
The9 Limited Announces an Amendment to its Shareholder Rights Plan
Shanghai, China, March 9, 2009 — The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator and developer in China, today announced that its Board of Directors has adopted an amendment to its shareholder rights plan. The rights plan, initially adopted on January 8, 2009, is designed to protect the best interests of The9 and its shareholders. The amendment to the rights plan, among other things, increases the exercise price for each ordinary share pursuant to the exercise of a right from US$14.50 to US$19.50.
One right was distributed with respect to each ordinary share of The9 outstanding at the close of business on January 22, 2009. The rights will become exercisable only if a person or group (the “Acquiring Person”) obtains ownership of 15% or more of The9’s voting securities (including by acquisition of The9’s American Depositary Shares representing ordinary shares) (a “Triggering Event”), subject to certain exceptions. In the case of a Triggering Event, The9’s rights plan entitles shareholders other than the Acquiring Person to purchase, for an exercise price of US$19.50, a number of shares with a value twice that of the exercise price. The number of shares each such shareholder will be entitled to purchase is equal to the product of (i) the number of shares then owned by such shareholder and (ii) two times the exercise price divided by the then current market price per share. As a result of the amendment to the rights plan, for a given per share value, the increased exercise price entitles holders of the rights, other than the Acquiring Person, to purchase more shares than previously permitted when exercising their rights. The rights plan will continue in effect until January 8, 2019, unless the plan is terminated by The9 or the rights are redeemed by The9 before the plan expires.
About The9 Limited
The9 Limited is a leading online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including EA SPORTSTM FIFA Online 2, Audition 2, Atlantica, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM and Field of Honor. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and others.
For further information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Web: http://www.corp.the9.com/